SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

Stable Road Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85236Q109

(CUSIP Number)

February 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 12 Pages)

____________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85236Q109	13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin International Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 750,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 750,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.21%
12.	TYPE OF REPORTING PERSON* CO

____________________

(1) Includes 250,000 shares of Class A common stock issuable upon the exercise of call options that are currently exercisable.

CUSIP No.	85236Q109	13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 750,000 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 750,000 (2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.21%
12.	TYPE OF REPORTING PERSON* IA

____________________

(2) Comprised of shares of Class A common stock held by, and shares of Class A common stock underlying call options held by, Scoggin International Fund Ltd., of which Scoggin Management LP is the investment manager.

CUSIP No.	85236Q109	13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 750,000 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 750,000 (3)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.21%
12.	TYPE OF REPORTING PERSON* OO

____________________

(3) Comprised of shares of Class A common stock held by, and shares of Class A common stock underlying call options held by, Scoggin International Fund Ltd. Scoggin GP LLC is the sole general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd

CUSIP No.	85236Q109	13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Curtis Schenker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 66,800 (4)
	6.	SHARED VOTING POWER 750,000 (5)
	7.	SOLE DISPOSITIVE POWER 66,800 (4)
	8.	SHARED DISPOSITIVE POWER 750,000 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,800 (4)(5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.59%
12.	TYPE OF REPORTING PERSON* IN

____________________

(4) Comprised of (i) 13,500 shares of Class A common stock held by CJS Partners, LP (“CJS LP”), (ii) 13,500 shares of Class A common stock held by Carolyn Partners LP (“CP LP”), (iii) 30,000 shares of Class A common stock held by Curtis Schenker and (iv) 9,800 shares of Class A common stock issuable upon exercise of call options held by Curtis Schenker that are currently exercisable. Curtis Schenker is the sole general partner of each of CJS LP and CP LP.

(5) Comprised of 500,000 shares of Class A common stock held by, and 250,000 shares of Class A common stock underlying call options held by, Scoggin International Fund Ltd. Curtis Schenker is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.

CUSIP No.	85236Q109	13G	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Craig Effron
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 72,500 (6)
	6.	SHARED VOTING POWER 750,000 (7)
	7.	SOLE DISPOSITIVE POWER 72,500 (6)
	8.	SHARED DISPOSITIVE POWER 750,000 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,500 (6)(7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.62%
12.	TYPE OF REPORTING PERSON* IN

____________________

(6) Includes 15,000 shares of Class A common stock issuable upon the exercise of call options that are currently exercisable.

(7) Comprised of 500,000 shares of Class A common stock held by, and 250,000 shares of Class A common stock underlying call options held by, Scoggin International Fund Ltd. Craig Effron is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.

CUSIP No.	85236Q109	13G	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Rothschild
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No.	85236Q109	13G	Page 8 of 12 Pages

Item1(a).	Name of Issuer:

Stable Road Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1345 Abbot Kinney Blvd. Venice, California 90291

Item 2(a).	Name of Person Filing:

Scoggin International Fund Ltd., Scoggin Management LP, Scoggin GP LLC, Curtis Schenker, Craig Effron, and Douglas Rothschild.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business address of Scoggin International Fund Ltd. is c/o Mourant Ozannes Corporate Services (Cayman) Ltd., 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands

The principal business address of each other Reporting Person is 660 Madison Avenue, New York, NY 10065.

Item 2(c).	Citizenship:

Scoggin International Fund Ltd. – Cayman Islands Scoggin Management LP and Scoggin GP LLC – Delaware Curtis Schenker, Craig Effron and Douglas Rothschild – United States of America

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

85236Q109

CUSIP No.	85236Q109	13G	Page 9 of 12 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Scoggin International Fund Ltd. – 750,000 Scoggin Management LP – 750,000 Scoggin GP LLC – 750,000 Curtis Schenker – 816,800 Craig Effron – 822,500 Douglas Rothschild – 2,500

(b)	Percent of class**:

Scoggin International Fund Ltd. – 4.21% Scoggin Management LP – 4.21% Scoggin GP LLC – 4.21% Curtis Schenker – 4.59% Craig Effron – 4.62% Douglas Rothschild – 0.01%

CUSIP No.	85236Q109	13G	Page 10 of 12 Pages

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:

Scoggin International Fund Ltd. – 750,000 Scoggin Management LP – 750,000 Scoggin GP LLC – 750,000 Curtis Schenker – 66,800 Craig Effron – 72,500 Douglas Rothschild – 2,500

	(ii)	Shared power to vote or to direct the vote:

Scoggin International Fund Ltd. – 0 Scoggin Management LP – 0 Scoggin GP LLC – 0 Curtis Schenker – 750,000 Craig Effron – 750,000 Douglas Rothschild – 0

	(iii)	Sole power to dispose or to direct the disposition of:

Scoggin International Fund Ltd. – 750,000 Scoggin Management LP – 750,000 Scoggin GP LLC – 750,000 Curtis Schenker – 66,800 Craig Effron – 72,500 Douglas Rothschild – 2,500

	(iv)	Shared power to dispose or to direct the disposition of:

Scoggin International Fund Ltd. – 0 Scoggin Management LP – 0 Scoggin GP LLC – 0 Curtis Schenker – 750,000 Craig Effron – 750,000 Douglas Rothschild – 0

**See footnotes on cover pages which are incorporated by reference herein. The Reporting Persons may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. As a result of the securities beneficially owned by the Reporting Persons, any such group may be deemed to collectively beneficially own 891,800 shares of Class A common stock (including an aggregate of 274,800 shares of Class A common stock issuable upon exercise of call options beneficially owned by the Reporting Persons), or 5.01% of the outstanding Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

CUSIP No.	85236Q109	13G	Page 11 of 12 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

An aggregate of 27,000 shares of Class A common stock reported herein as beneficially owned by Curtis Schenker are held directly by CJS LP and CF LP, the limited partners of which are members of Mr. Schenker’s family.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	85236Q109	13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCOGGIN INTERNATIONAL FUND LTD.

By: Scoggin Management LP, its Investment Manager

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

SCOGGIN MANAGEMENT LP

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

SCOGGIN GP LLC

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

/s/ Curtis Schenker

Curtis Schenker

/s/ Craig Effron

Craig Effron

/s/ Douglas Rothschild

Douglas Rothschild

Dated: March 1, 2021

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock of Stable Road Acquisition Corp shall be filed on behalf of the undersigned.

SCOGGIN INTERNATIONAL FUND LTD.

By: Scoggin Management LP, its Investment Manager

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

SCOGGIN MANAGEMENT LP

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

SCOGGIN GP LLC

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Co-Managing Member

/s/ Curtis Schenker

Curtis Schenker

/s/ Craig Effron

Craig Effron

/s/ Douglas Rothschild

Douglas Rothschild

Dated: March 1, 2021

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.